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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                             ANNIE'S HOMEGROWN, INC.
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                              (NAME OF THE ISSUER)


                             ANNIE'S HOMEGROWN, INC.
                          HOMEGROWN NATURAL FOODS, INC.
    ------------------------------------------------------------------------
                       (NAMES OF PERSONS FILING STATEMENT)


                                  COMMON STOCK
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



    ------------------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                                BOSTON, MA 02109
                             ATTN: STEPHEN L. PALMER

                           DICKENSON PEATMAN & FOGARTY
                                809 COOMBS STREET
                           NAPA, CALIFORNIA 94559-2799
                               ATTN: STAN D. BLYTH
    ------------------------------------------------------------------------
      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

    A. [X] THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT SUBJECT TO REGULATION 14A (SECTION 240.14A-1 THROUGH 240.14B-2), REGULATION 14C (SECTION 240.14C-1 THROUGH 240.14C-101) OR RULE 13E-3(C) (SECTION 240.13E-3(C)) UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("THE ACT").

    B. [_] THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

    C. [_]  A TENDER OFFER.

    D. [_]  NONE OF THE ABOVE.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


                            Calculation of Filing Fee

                Transaction valuation*     Amount of filing fee
                ---------------------      --------------------
                      $540,440                   $108.09

*Set forth the amount on which the filing fee is calculated and state how it was determined based upon the last reported sale of Common Stock, $2.00 per share.


[X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $108.90
     Form or Registration No.: 13E-3
     Filing Party: ANNIE'S HOMEGROWN, INC.
     Date Filed: JULY 3, 2001

































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SCHEDULE 13E-3

         This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the concurrent filing by Annie's Homegrown, Inc. ("Annie's" or the "Company") with the Securities and Exchange Commission (the "Commission") of a Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with an Annual Meeting of the stockholders of Annie's to be held on March 29, 2002.

         At such meeting, the stockholders of Annie's will vote upon an amendment to Annie's Certificate of Incorporation, as amended, which, if adopted, will result in a 1-for-2,000 reverse stock split of Annie's Common Stock and the issuance of scrip in lieu of fractional shares to those stockholders who would, as a result of the reverse stock split, hold less than one share of Annie's post-reverse stock split Common Stock.

ITEM 1.  SUMMARY TERM SHEET.

         o Effective upon the filing of an Amendment to the Certificate of Incorporation, as amended, of Annie's, Annie's will undertake a 1-for-2,000 reverse stock split of its Common Stock, such that a holder of 2,000 shares of Annie's Common Stock immediately prior to the reverse stock split will hold one share of Annie's post-split Common Stock immediately after the reverse stock split.

         o In the case of holders of Common Stock that would receive only fractional shares of Common Stock because of the reverse stock split, those holders would receive units of scrip equal to the number of pre-split shares of Common Stock held by those holders.

         o The scrip will bear no voting rights, no rights to dividends, and no redemption rights, but will be transferable to the extent permitted by applicable federal and state securities laws.

         o Each unit of scrip will entitle the holder, in preference to holders of Common Stock, to $6.00 per unit of scrip (in cash or in property) held by such holder, upon:

              o the sale of all or substantially all of the assets of Annie's;

              o a merger or consolidation of Annie's that results in a change of control of Annie's and Common Stock of Annie's is converted into equity securities of a corporation other than one controlling, controlled by or under common control with Annie's;

              o a sale of substantially all the outstanding voting securities of Annie's that results in a change of control of Annie's; or

              o    liquidation or dissolution of Annie's.

         o The scrip will automatically be converted into shares of Common Stock at the rate of one share of Common Stock for every 2,000 units of scrip (adjusted for stock dividends, splits, and recapitalizations with respect to the Common Stock after the effective date of the reverse stock split), if:

              o Annie's engages in a transaction which would result in a payment of more than $6.00 per unit of scrip to the scrip


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                   holders if the scrip holders were instead holders of such
                   number of shares of Common Stock equal to 1/2,000 of such holder's units of scrip, or

              o Annie's, or its successors, engages in a public offering of securities registered under the Securities Act.

         o As a result of this reverse stock split, the Company anticipates that it will terminate its status as a reporting company under the provisions of the Securities Exchange Act of 1934.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Annie's Homegrown, Inc. is a Delaware corporation with its principal place of business located at 395 Main Street, Wakefield, Massachusetts 01880. The telephone number of Annie's Homegrown, Inc. is (781) 224-1172. As of December 31, 2001, Annie's had 4,657,808 shares of Common Stock and 1,000,000 shares of Preferred Stock issued and outstanding. The Company's securities are not traded on any public market or exchange. Annie's has never paid any dividends with respect to any of its securities.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Annie's Homegrown, Inc. and Homegrown Natural Foods, Inc. are jointly filing this Schedule 13E-3. Annie's is principally engaged in the manufacture, marketing and sale of premium all natural and organic macaroni and cheese dinners, all natural pasta meals and other all natural and organic food products.

         Homegrown Natural Foods, Inc. is a California corporation with its principal place of business located at 580 Gateway Drive, Napa, California 95616. The telephone number of Homegrown Natural Foods, Inc. is (707) 254-3700. Homegrown Natural Foods, Inc. is engaged in the development, manufacture, and sale of natural food products, principally under the brands names Fantastic Foods(R)and Consorzio(R).

         The Company and Homegrown Natural Foods, Inc. are collectively referred to in this Schedule 13e-3 as the "Filing Parties".

         The section titled "Background for the Reverse Stock Split Proposal" set forth in the Company's Proxy Statement, filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         The section titled "Summary of the Reverse Stock Split and Issuance of Scrip" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, AND NEGOTIATIONS AND AGREEMENTS.

         The section titled "Certain Relationships and Related Party Transactions" set forth in the Company's Form 10-KSB/A for the fiscal year ended March 31, 2001, filed with the Commission on January 10, 2002 and amended February 26, 2002 is hereby incorporated by reference. The section titled "No-Action Letter Request" set forth in the Company's Proxy Statement filed on
Schedule 14A/A with the Commission on February 26, 2002 is also hereby incorporated by reference.




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ITEM 6.  PURPOSES OF THE TRANSACTION.

         The section titled "Purpose, Alternatives, Reasons and Effects of the Reverse Stock Split Proposal" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference. The section titled "Engagement of Investment Banking Firm" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is also hereby incorporated by reference.

ITEM 7.  ALTERNATIVES, REASONS AND EFFECTS.

         The section titled "Purpose, Alternatives, Reasons and Effects of the Reverse Stock Split Proposal" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         The section titled "Purpose, Alternatives, Reasons and Effects of the Reverse Stock Split Proposal" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference. Homegrown Natural Foods hereby adopts the fairness determination reached by the Board of Directors of Annie's as its own.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         The section titled "Purpose, Alternatives, Reasons and Effects of the Reverse Stock Split Proposal" set forth in the Company's Proxy Statement filed on Schedule 14A/A with the Commission on February 26, 2002 is hereby incorporated by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The costs of printing and mailing proxies relating to the amendment to the Company's Certificate of Incorporation to reflect the reverse stock split and the issuance of scrip will be borne by Annie's. The Company's management estimates that the expenses associated with the conducting the proxy solicitation, holding the special meeting, and issuing the scrip and post-reverse stock split shares of Common Stock will not exceed $100,000. This expense will be paid out of the Company's working capital.

         Because payment to scrip holders will only occur in the event of a corporate transaction in the future with an as yet unidentified party on unknown terms, it is impossible to specify at this time the amount and source of any consideration that may be used in conjunction with the payment of the scrip's preference. Thus, the Company has no planned source of funds to meet the required payments to scrip holders should a Corporate Transaction occur. Because the Company expects funding to payments to scrip holders to come from a future proponent of a Corporate Transaction, the Board of Directors determined the proposed reverse stock split and issuance to be fair to the stockholders, notwithstanding the Company's absence of a current source of funds.

         The Company anticipates that approximately 270,000 units of scrip will be issued to those Common Stockholders who will hold less than one share as a result of the reverse stock split.






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ITEM 11. INTEREST IN SECURITIES OF ANNIE'S.

         The section titled "Interest of Certain Persons in Matters to be Acted Upon" set forth in the Company's Form 10-KSB/A filed with the Commission on January 10, 2002 and amended on February 26, 2002 is hereby incorporated by reference.

ITEM 12. SOLICITATION OR RECOMMENDATION.

         "Item 11. Security Ownership of Certain Beneficial Owners and Management" set forth the Company's Form 10-KSB/A filed with the Commission on January 10, 2002 and amended February 26, 2002, is hereby incorporated by reference. Homegrown Natural Foods intends to vote in favor of the reverse stock split proposal and issuance of scrip.

ITEM 13. FINANCIAL STATEMENTS.

         The Company's financial statements and management's discussion and analysis and results of operations set forth in its

         o Form 10-KSB/A for the period ended March 31, 2001, filed with the Commission on January 10, 2002 and amended February 26, 2002;

         o Form 10-QSB for the period ended June 30, 2001, and as filed with the Commission on August 14, 2001; and

         o Form 10-QSB for the period ended September 30, 2001, and as filed with the Commission on November 14, 2001 and amended February 26, 2002;

are incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         In addition to soliciting stockholders by mail through its regular employees, Annie's may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of Annie's registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of Annie's may also be made of some stockholders following the original solicitation.

ITEM 15. ADDITIONAL INFORMATION.

         Not applicable.

ITEM 16. EXHIBITS.

         EXHIBIT 3.5   (AMENDMENT TO CERTIFICATE OF INCORPORATION RELATING TO
                        REVERSE STOCK SPLIT)

         EXHIBIT 20.1  (PROXY STATEMENT RELATING TO MARCH 29, 2002 ANNUAL
                        MEETING OF STOCKHOLDERS)








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
         Portions of certain of the Company's previous or concurrent filings with the Securities and Exchange Commission are incorporated by reference in this Schedule 13E-3. These filings are:

         o Schedule 14A/A, filed with the Commission on January 10, 2002 and amended February 26, 2002;

         o Form 10-KSB/A for the period ended March 31, 2001, filed with the Commission on January 10, 2002 and amended February 26, 2002;

         o Form 10-QSB for the period ended June 30, 2001, and as filed with the Commission on August 14, 2001; and

         o Form 10-QSB for the period ended September 30, 2001, and as filed with the Commission on November 14, 2001 and amended February 26, 2002.

         Copies of each of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. Annie's Homegrown, Inc. is a Delaware corporation with its principal place of business The Company will also make copies of these documents available upon written request to the Company's headquarters. The Company's headquarters are located at 395 Main Street, Wakefield, Massachusetts 01880.

                                      * * *

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   ANNIE'S HOMEGROWN, INC.

Dated: February 26, 2002                           /s/ Paul Nardone
                                                   -------------------------
                                                   Paul Nardone, President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   HOMEGROWN NATURAL FOODS, INC.

Dated: February 26, 2002                           /s/ John Foraker
                                                   -------------------------
                                                   John Foraker, President









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